Exhibit 99.5

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDED MARCH 31, 2006

(Stated in Canadian dollars)

Notice of No Auditor Review of Interim Financial Statements

The accompany unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

INTERIM BALANCE SHEET

MARCH 31, 2006

(Stated in Canadian dollars)

(UNAUDITED)

	March 31,	June 30,
	2006	2005
	$	$
ASSETS
CURRENT ASSETS
Cash	123,445	262,734
GST receivable	61,796	105,673
Prepaid expenses	20,000	20,000

	205,241	388,407

MINERAL EXPLORATION PROPERTIES - acquisition
and staking costs (Note 4)	1,338,764	815,954

MINERAL EXPLORATION PROPERTIES - exploration
expenditures (Note 4 & 8)	3,475,774	2,369,446

CAPITAL ASSETS (Note 5)	334	1,273

	5,020,113	3,575,080

LIABILITIES
CURRENT LIABILITIES
Demand loan payable (Note 8)	100,000	-
Accounts payables and accrued liabilities	914,820	482,778

	1,014,820	482,778

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
Authorized: 100,000,000 common shares without par value
Issued and outstanding: 29,499,683 common shares (2005 - 23,289,550)	4,352,378	3,420,643

CONTRIBUTED SURPLUS	793,000	611,000

DEFICIT accumulated during the exploration stage	(1,140,085)	(939,341)

	4,005,293	3,092,302

	5,020,113	3,575,080

Nature and Continuance of Operations (Note 2)

Commitments (Notes 4, 6 & 7)

Subsequent event (Note 9)

APPROVED BY THE DIRECTORS:

DIRECTOR:        "Robert Lipsett"

                                Robert Lipsett

DIRECTOR:        "George Cavey"

                                George Cavey

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE NINE MONTHS ENDED MARCH 31, 2006

(Stated in Canadian dollars)

(UNAUDITED)

Cumulative
	from inception,	Three months ended		Nine months ended
February 6, 2004, to,		March 31,		March 31,
	March 31, 2006	2006	2005	2006	2005
	$	$	$	$	$

REVENUE	3,095	570	1,426	839	1,684

GROSS PROFIT
EXPENSES
Amortization	521	67	-	296	-
Bank charges	1,582	105	94	449	673
Entertainment	5,054	1,632	3,254	1,632	3,254
Filing fees	61,575	11,531	-	16,291	35,292
Interest	739	-	-	300	439
Management fees	168,500	18,000	25,500	66,500	76,500
Office	13,936	3,254	4,915	6,250	4,915
Printing	3,672	-	2,264	1,408	2,264
Professional fees	158,205	33,472	24,868	70,612	31,776
Public and shareholder relations	146,319	15,592	43,900	39,101	57,706
Rent	33,500	6,000	4,500	15,500	13,500
Stock-based compensation	793,000	107,000	370,000	182,000	370,000
Transfer agent	20,848	4,971	4,876	10,361	5,428
Travel	11,822	1,024	6,037	3,976	6,037

	1,419,273	202,648	490,208	414,676	607,784

LOSS BEFORE OTHER ITEM	(1,416,178)	(202,078)	(488,782)	(413,837)	(606,100)

OTHER ITEM
Gain on disposal of capital assets	318	-	-	318	-

LOSS BEFORE INCOME TAXES	(1,415,860)	(202,078)	(488,782)	(413,519)	(606,100)

FUTURE INCOME TAX RECOVERY	(275,775)	(113,000)	(63,000)	(212,775)	(63,000)

NET LOSS FOR THE PERIOD	(1,140,085)	(89,078)	(425,782)	(200,744)	(543,100)

DEFICIT, beginning of period	-	(1,051,007)	(135,618)	(939,341)	(18,300)

DEFICIT, end of period	(1,140,085)	(1,140,085)	(561,400)	(1,140,085)	(561,400)

NET LOSS PER SHARE: basic and diluted	-	(0.003)	(0.021)	(0.008)	(0.031)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	-	28,098,557	20,760,327	25,140,891	17,590,733

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED MARCH 31, 2006

(Stated in Canadian dollars)

(UNAUDITED)

Cumulative
from inception,		Three months ended		Nine months ended
February 6, 2004, to,		March 31,		March 31,
March 31, 2006		2006	2005	2006	2005
	$	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(1,140,085)	(89,078)	(425,782)	(200,744)	(543,100)
Amortization	296	67	-	296	-
Stock-based compensation	793,000	107,000	370,000	182,000	370,000
Future income taxes	(275,775)	(113,000)	(63,000)	(212,775)	(63,000)
Loss (gain)on disposal of capital assets	(318)	-	-	(318)	-

CHANGES IN NON-CASH WORKING CAPITAL
GST receivable	(5,767)	(30,367)	-	(5,767)	6,508
Accounts payables and accrued liabilities	45,616	(125,921)	(12,318)	902	(9,805)

	(583,033)	(251,299)	(131,100)	(236,406)	(239,397)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepaid expenses	(20,000)	-	40,845	-	-
Increase (decrease) in loans payable	100,000	100,000	(55,806)	100,000	(71,620)
Issuance of shares, net of issue costs	3,398,254	822,400	1,374,543	1,102,510	1,374,543
Issuance of seed shares	969,349	-	-	-	251,750
Issuance of escrow shares	56,550	-	-	-	46,550

	4,504,153	922,400	1,359,582	1,202,510	1,601,223

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(535)	-	-	(535)	-
Advances for future exploration costs	-	-	-	-	297,500
Mineral exploration properties - acquisition
and staking costs	(951,139)	(220,185)	(307,314)	(339,185)	(436,410)
Mineral exploration properties - exploration
expenditures	(2,846,001)	(367,375)	(368,803)	(765,673)	(875,971)

	(3,797,675)	(587,560)	(676,117)	(1,105,393)	(1,014,881)

INCREASE (DECREASE) IN CASH	123,445	83,541	552,365	(139,289)	346,945

CASH, beginning of period	-	39,904	34,233	262,734	239,653

CASH, end of period	123,445	123,445	586,598	123,445	586,598

Non-cash investing and financing transactions not included in cash flows:
Issuance of common shares for mineral
property rights	204,000	-	162,000	42,000	162,000
Issuance of common shares for agent relating
to initial public offering	80,000	-	80,000	-	80,000
Supplementary disclosure of cash flow information
Cash paid for:
Interest	300	-	-	300	-
Income taxes	-	-	-	-	-

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE PERIOD FEBRUARY 6, 2004 TO MARCH 31,

(Stated in Canadian dollars)

(UNAUDITED)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
		$	$	$	$

Balance, February 6, 2004	-	-	-	-	-
Issued for cash pursuant to:
Founder's share	1	1	-	-	1
Private Placement (seed shares) (at $0.15)	4,783,993	717,599	-	-	717,599
Escrow shares (at $0.001)	10,000,000	10,000	-	-	10,000
Net loss	-	-	-	(18,301)	(18,301)

Balance, June 30, 2004	14,783,994	727,600	-	(18,301)	709,299

Issued for cash pursuant to:
Private Placement (seed shares) (at $0.15)	1,678,333	251,750	-	-	251,750
Price adjustment to 950,000 escrow shares
(from $0.001 to $0.05)	-	46,550	-	-	46,550
Initial public offering (at $0.40, net of share
issue costs of $305,457)	4,000,000	1,294,543	-	-	1,294,543
Private placement (at $0.45, net of share issue
costs of $78,800)	2,222,223	921,200	-	-	921,200
Future income tax relating to renounced
exploration expenditures applicable to
flow-through shares	-	(63,000)	-	-	(63,000)
Issued for agent's commission (at $0.40 per
share)	200,000	80,000	-	-	80,000
Issued for mineral property rights at $0.40
per share - Note 3	405,000	162,000	-	-	162,000
Stock based compensation	-	-	611,000	-	611,000
Net loss	-	-	-	(921,040)	(921,040)

Balance, June 30, 2005	23,289,550	3,420,643	611,000	(939,341)	3,092,302

Issued for cash pursuant to:
Private Placement (at $0.45)	622,466	280,110	-	-	280,110
Private Placement (at $0.15)	5,482,667	822,400	-	-	822,400
Future income tax relating to renounced
exploration expenditures applicable to
flow-through shares	-	(212,775)	-	-	(212,775)
Issued for mineral property rights at $0.40
per share - Note 3	105,000	42,000	-	-	42,000
Stock based compensation	-	-	182,000	-	182,000
Net loss	-	-	-	(200,744)	(200,744)

Balance, December 31, 2005	29,499,683	4,352,378	793,000	(1,140,085)	4,005,293

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

MARCH 31, 2006 AND JUNE 30, 2005

(Stated in Canadian dollars)

(UNAUDITED)

1.

BASIS OF PRESENTATION

These interim period financial statements have be prepared by the Company in accordance with Canadian generally accepted accounting principals and practices consistent with those used in the presentation of the Company's annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and accompanying notes included in the Company's latest annual report.

In the opinion of the Company's management, these financial statements reflect all the adjustments necessary to fairly present the Company's financial position at March 31, 2006, and results of operations and changes in financial position for the three months ended March 31, 2006. The results of operations for the three months ended March 31, 2006 are not necessary indicative of the results to be expected  for the entire fiscal year.

2.

NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Ripple Lake Diamonds Inc. (the "Company") was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on May 13, 2004 and to Ripple Lake Diamonds Inc. on July 26, 2004.  The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering ("IPO") on January 6, 2005 and is listed for trading on the TSX Venture Exchange.

The Company's mineral properties are without a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as mineral property costs represent acquisition, holding, and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amount shown for mineral property costs is dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, discovery of economically recoverable reserves, and future profitable production.  There is no assurance that the Company will be successful in recovering the amount shown for mineral properties.

Although the Company has taken steps  to verify title to resource properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The Company is dependent upon share issuances and other financings to provide the funding necessary for exploration and to meet its general operating expenses.  The Company has issued shares to fund current acquisition and exploration activities and general operating expenses and intends to issue additional share capital to fund further exploration activities and to pay general operating expenses.  The Company will require additional financing to continue to explore and develop its mineral properties.  There can be no assurance that such additional financing will be available on terms acceptable to the Company.  These financial statements have been prepared on going concern basis.  The Company's ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations.

2.

NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN (Continued)

when they come due. These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

At March 31, 2006 the Company has working capital deficiency of $809,579 and an accumulated deficit of $1,140,085 since incorporation.

3.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.   The financial statements have in management's opinion been properly prepared within the framework of significant accounting policies summarized below:

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they became known.  Actual results may differ from those estimates.

Mineral Exploration Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of profitable revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries and are not intended to represent present or future values.

Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred.  When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital Assets

Capital assets are recorded at cost.  Amortization is provided using the declining balance basis over the estimated useful life of the asset at the following rate:

Computer

 30%

Computer software

 100%

One-half of the rate is used in the year of addition and no amortization is claimed in the year of disposal.

Future Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.  These future taxes are measured by the provisions of currently enacted tax laws.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

Financial Instruments

The financial instruments of the Company consist of cash, prepaid expenses, accounts payables and accrued liabilities.  The carrying value of the financial instruments approximate fair value due to their short term to maturity.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Stock-Based Compensation

Effective July 1, 2004, the Company has adopted the recommendations of the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The standard requires that all stock-based awards to employees and directors be measured and recognized using the fair-value based method and amortized over period until vested. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.  Any consideration received from the exercise of stock options is credited to share capital.

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Flow-Through Shares

In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarified the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures for flow-through shares issued after March 19, 2004 and records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations and deficit on the date that the Company renounces deductions to investors.

Basic and Diluted Loss Per Share

Basic loss per share is computed dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

4.

MINERAL EXPLORATION PROPERTIES - ACQUISITION AND STAKING COSTS

	Cumulative from inception,	Nine months ended
	February 6, 2004, to,	March 31,
	March 31, 2006	2006	2005
TCH Diamond Project	$	$	$
Balance, beginning of period	-	1,278,070	248,173

Property acquisition and staking costs	833,392	522,810	113,038

Exploration expenses
Communication	16,000	-	16,000
Data analysis	328,490	149,455	158,525
Equipment rental	14,000	-	14,000
Food and accommodation	22,500	-	22,500
Geological	281,808	175,980	80,198
Geophysics	218,445	192,220	-
Ground magnetic	21,635	-	-
Helicopter fees	64,579	-	44,356
Lab fee	1,388	-	1,388
Line cutting	21,470	-	-
Management fee	32,000	-	32,000
Mapping	36,077	36,077	-
Mobilization and demobilization	24,000	16,000	8,000
Sampling and processing	438,500	-	38,500
Supplies	16,328	-	16,000

	1,537,220	569,732	431,467

Balance, end of period	2,370,612	2,370,612	792,678

KMD Project	$	$	$
Balance, beginning of period	-	1,907,330	20,000

Property acquisition and staking costs	505,372	-	485,372

Exploration expenses
Assessment fee	3,768	-	-
Camp	289,218	45,938	-
Communication	3,981	-	3,900
Data analysis	300,547	256,328	17,640
Food and accommodation	26,872	-	26,700
Geological	272,603	176,776	86,655
Geophysics	220,092	34,207	-
Helicopter fees	161,232	-	162,000
Management fee	35,829	-	35,700
Mapping	11,027	11,027	-
Mobilization and demobilization	12,938	-	12,800
Sampling and processing	581,160	-	81,160
Supplies	8,467	1,500	6,900

	1,927,734	525,776	433,455

Balance, end of period	2,433,106	2,433,106	938,827

India Project	$	$	$
Exploration expenses
Geological	10,820	10,820	10,820

TOTAL	4,814,538	4,814,538	1,742,325

4.      MINERAL EXPLORATION PROPERTIES (Continued)

Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

TCH Diamond Project

The Company has entered into five agreements dated March 2004, April 2005 and June 2005, for options to earn a 100%  interest in certain mineral claims, representing 167 units or 2,672 hectares, located in the Province of Ontario, Walsh, Foxtrap Lake and Killala Townships known as the TCH Diamond Project (the "Options") for total cash consideration of $24,500 and total share consideration of 40,000 common shares. As at March 31, 2006, the Company has made additional cash payments totalling $51,667 and has issued an additional 160,000 common shares under these Options.

The future annual payments of cash and shares required under these Options are as follows:

			Common
		Cash	Shares
		$
Year ended June 30,	2006	59,000	110,000
	2007	61,000	125,000
	2008	210,000	335,000
	2009	30,000	20,000
		360,000	590,000

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the Optionors 2% of net smelter returns from the properties upon commercial production.

In addition, the Company has staked additional mineral claims in an area that is contingious to the optioned properties.  These additional claims are 100% owned by the Company.  The cost incurred to March 31, 2006 to stake these claims was $692,512.  The Company's interest in the TCH Diamond Project now totals 8,959 units or approximately 143,000 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $25 per hectare on assessment work during the first two years after staking.

4.      MINERAL EXPLORATION PROPERTIES (Continued)

KMD Project

By an option agreement dated May 11, 2004, the Company was granted an option to purchase an 80% interest in certain mineral claims, representing approximately 32,281 acres, located in the territories of Nunavut known as the KMD Project ("the Option") for total cash consideration of $20,000.  As at March 31, 2006, the Company has made additional cash payments of $150,000 and has issued 350,000 common shares under the Option.  The future payments of cash and shares required under the Option are follows:

		Cash	Shares
		$
Year ended June 30,	2006	-	150,000

In addition, the Company must carry out the following minimum expenditures:

Calendar 2004	$375,000 (incurred)
Calendar 2005	$400,000 (incurred)
Calendar 2006	$450,000

Upon making the foregoing payments and issuing the shares listed above and contingent upon the completion of the above minimum expenditures, the Company may exercise the Option by giving a notice of exercise to the Optionor and by concurrently issuing 200,000 common shares to the Optionor at any time prior to December 31, 2007.

The Optionor is entitled to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property.  The Company may, at any time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third (1/3) of the royalty for an additional $1,000,000.

The Company shall have the right to purchase the 20% remaining interest of the Optionor in the property at any time prior to the expiry of the three year period following the date of the exercise of the Option by issuing  to the Optionor a further 200,000 common shares.

In addition, the Optionor has staked additional mineral claims on behalf of the Company in an area that is contingious to the optioned properties.  These additional claims are 100% owned by the Company.  The cost incurred to March 31, 2006 to stake these claims was $195,371 and was reimbursed in full to the Optionor by the Company.  The Company's interest in the KMD Project now totals approximately 151,000 acres.

To maintain the above claims in good standing, the Company is required to spend a minimum of $4 per acre on assessment work during the first two years after staking.

5.

CAPITAL ASSETS

			NET BOOK VALUE
		ACCUMULATED	December 31	June 30
	COST	AMORTIZATION	2005

	$	$	$	$

Computer	-	-	-	1,273
Computer software	535	201	334	-

	535	201	334	1,273

6.

SHARE CAPITAL - Notes 4

During the three months ending March 31, 2006, the Company completed a non-brokered placement of 5,482,667 units at $0.15 per unit for gross proceeds of $822,400. 2,116,667 units are flow-through units and 3,366,000 are non-flow through units.  Each unit consists of one common share and one warrant to purchase a non-flow through share of the Company for a period of two years at $0.20 per share.

6.

SHARE CAPITAL - Notes 4  (Continued)

a) Seed Shares

The seed shares are subject to resale restrictions and cannot be traded until they are released for trading over a twelve-month period following the closing of the initial public offering (January 7, 2005).  20% of these shares were released on January 7, 2005 and 20% every three months thereafter.

b) Escrow Shares

The 10,000,000 escrow shares are governed by the provisions of the Canadian Securities Regulators National Policy 46-201 where the shares will be released pro-rata to the holders as follows:

-

10% on the date the Company's shares are listed for trading, January 7, 2005 (1,000,000 shares released in January, 2005).

-

15% every six months following the date that the Company's shares are listed for trading (1,500,000 shares released during the quarter ended March 31, 2006).

As at March 31, 2006, there were 6,000,000 shares held in escrow.

c) Stock Options

Summary of stock options activities during the period ended March 31, 2006:

2006
Balance, beginning of period	2,000,000
Granted - directors, officers and consultants	480,000
Expired/cancelled	(200,000)
Exercised	-

Balance, end of period	2,280,000

The Company has recorded $107,000 of compensation expense for stock-based compensation awarded to directors and consultants during the period-ended March 31, 2006. The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each grant date using the following weighted average assumptions for the period ended March 31, 2006:

2006
Dividend yield	-
Annualized volatility	140%
Risk-free interest rate	3.80%
Expected life	4.99 years

6.

SHARE CAPITAL - Notes 4  (Continued)

c) Stock Option (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Outstanding and exercisable stock options at March 31, 2006 are as follows:

Number	Average remaining	Weighted Average
outstanding	contractual life	exercise price per share
	(in years)
300,000	0.21	$0.40
1,050,000	3.77	$0.40
150,000	3.96	$0.40
300,000	4.49	$0.40
480,000	4.83	$0.25

d) Warrants

Summary of share warrant activities during the period ended March 31, 2006:

2006
Balance, beginning of period	2,044,567
Issued	5,482,667
Exercised	-
Expired	(400,000)

Balance, end of period	7,127,234

As at March 31, 2006, the following share purchase warrants were outstanding:

Number of	Exercise
Warrants	Price	Expiry Date

1,333,334	$0.50	June 15, 2007
311,233	$0.50	September 27, 2006
5,482,667	$0.20	January 24, 2008

7,127,234

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

7.

COMMITMENTS

a)

On June 1, 2004, the Company entered into a consulting agreement with a geologist for a three-year term.  The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month.  The Company has also agreed to issue to the consultant options to purchase 250,000 of the Company's common shares.  The consultant's options will entitle the consultant to purchase the common shares at the price at which they were sold at the intial public offering.

b)

In July, 2004, the Company entered into two year management agreements with the Company's directors and officers for a total of $9,500 per month or $114,000 annually to June 30, 2006.

c)

In July, 2004, the Company entered into a two year premises lease at $1,500 per month or $18,000 annually to June 30, 2006.

8.

 RELATED PARTY TRANSACTIONS

During the period ended March 31, 2006, the Company incurred management and consulting fees rendered by directors in the amount of $18,000 (2005: $25,500).  The Company also incurred $23,780 (2054: $18,354) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions were entered into in the normal course of business and are measured at the exchange amount.

As at March 31, 2006 $100,000 (2005: $nil) are due to a director and an officer of the Company.  These amounts are unsecured, due on demand and bear interest at 7% per annum.

9.

SUBSEQUENT EVENT

Subsequent to the period ended March 31, 2006, the Company completed the first tranche of  a non-brokered private placement of 5,585,999 units at $0.225 per unit.  1,327,777 units are flow-through units and 4,258,222 units are non-flow through units.  Each unit consists of one common share and one warrant to purchase a non-flow through share of the Company for a period of two years at $0.30 per share.